SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC

Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno

Nicole Crafts LLC

14 Sbar Boulevard

Moorestown, New Jersey 08057

(856) 234-8220

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade

Robert D. Klingler

Bryan Cave LLP

1201 West Peachtree Street, NW

Fourteenth Floor

Atlanta, Georgia 30309

(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,664.17	Filing Party: Nicole Crafts LLC, Sbar’s Acquisition Corporation, and Adolfo Piperno
Form or Registration No.: Schedule TO	Date Filed: October 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 18, 2011, as amended by Amendment No. 1 filed on October 26, 2011, Amendment No. 2 filed on November 1, 2011, Amendment No. 3 filed on November 2, 2011, Amendment No. 4 filed on November 4, 2011 and Amendment No. 5 filed on November 9, 2011 (as so amended, the “Schedule TO”), by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Wednesday, November 16, 2011. A total of 21,504,096 Shares have been tendered and not withdrawn pursuant to the Offer, representing approximately 84.5% of the outstanding Shares. All Shares that were validly tendered and not validly withdrawn have been accepted for payment in accordance with the terms of the Offer, and Purchaser will pay for all such Shares promptly.

As a result of the purchase of Shares in the Offer, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held or owned by the Company or any of its subsidiaries or Parent or any of its subsidiaries, or any stockholder of the Company who has perfected its demand for dissenters’ rights under Pennsylvania law, will be automatically cancelled and converted into the right to receive the Offer Price without interest and less any required withholding taxes.

On November 17, 2011, the Company and Parent issued a joint press release announcing the expiration and results of the Offer. The press release is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(G)	Joint Press Release of the Company and Parent, dated November 17, 2011, announcing the final results of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2011

NICOLE CRAFTS LLC

By:	/S/ ADOLFO PIPERNO
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION

By:	/S/ ADOLFO PIPERNO
Adolfo Piperno
President

/S/ ADOLFO PIPERNO
Adolfo Piperno

EXHIBIT INDEX

(a)(5)(G)	Joint Press Release of the Company and Parent, dated November 17, 2011, announcing the final results of the Offer.